  Exhibit 99.1

Prophecy’s Accomplishments in 2019
and Objectives in 2020

Vancouver, British Columbia, January 7, 2020 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N)

Dear Investors,

Prophecy had an outstanding 2019. We bolstered our silver-focused technical team by recruiting two mining engineers to the Board of Directors: Marc Leduc (formerly president of Bear Creek Mining) and Ron Clayton (formerly CEO of Tahoe Resources). We recruited a CEO: Mike Doolin, who earlier commissioned three mines at Klondex Mines Ltd (acquired by Hecla in 2018). Finally (as far as hires go), Prophecy hired two full time geologists to work at Pulacayo and scout out regional projects. Otherwise,

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We signed a landmark 30-year Pulacayo mining production contract with the Bolivian government.
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We signed a life-of-mine cooperation agreement with the Pulacayo mining cooperatives. (We consider government and community relations as our strong suits.).
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We eliminated all the Bolivian tax liabilities which incurred more than 10 years ago.
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We drilled Pulacayo and Paca for the first time in eight years, with the best Paca drill hole intersecting 12 meters of 1,085 g within 79 meters of 279 g/t. This is comparable to the best drill results from our neighbor New Pacific Metals Corp’s Silver Sands project. We have barely scratched the surface of this massive system (literally as well as metaphorically). Pulacayo drilling is ongoing, with results pending throughout Q1 2020.
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We raised $6.9 million in equity with lead orders from Eric Sprott, who alone owns 9% of Prophecy, along with several new institutional funds. Additionally, no warrants were offered in the equity placements.
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We filed Gibellini vanadium environmental baseline reports and the Plan of Operations with BLM and the Water Pollution Control Permit (WPCP) and Air Quality Permit with State of Nevada —on time and under budget.

We believe Pulacayo is one of the very few first-tier silver deposits not owned by a mining major.

However, this doesn’t mean we are standing still. To the contrary: we have already set out to achieve our two major 2020 objectives: increasing in-situ Pulacayo silver ounces and increasing investor awareness.

We will accomplish those two major objectives by

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scientifically locating the most promising drill targets and systematically drilling those targets at Pulacayo and Paca,
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preparing updated, independent resource estimates to account for new resource discoveries,
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attracting and bringing in analyst research coverage, new strategic investors, and
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diligently searching for and negotiating the acquisition of other quality silver and gold projects.

Prophecy has the best team for taking Pulacayo to new heights.

We look to build investor confidence by executing our plans and thriving in Bolivia, a country which we believe will be one of most attractive South American mining investment destinations going forward. Bolivia is looking past Evo Morales era and readying itself to re-engage with international mining investors to develop its high potential mining projects.

The US election in November 2020 almost ensures policies of fiscal expansion and monetary easing in the next 12 months, which means now is the ideal time to invest in gold and silver mining companies. We think there is a good chance of seeing gold and silver prices continuing to rise towards their 2011 highs.

I invite all to be part of this exciting journey, be it as shareholders, technology partners, project financers, or product concentrate off-takers. We look forward to hearing from you.

Yours sincerely,

John Lee, Executive Chairman
jlee@prophecydev.com

and

Michael Doolin, Chief Executive Officer
mdoolin@prophecydev.com

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a Qualified Person (“QP”) as defined in the NI 43-101 guidelines.

About Prophecy

Prophecy is developing premier Pulacayo silver project in Bolivia. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Michael Doolin”
Chief Executive Officer

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com  www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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